Mail Stop 4561

June 1, 2007

By U.S. Mail and Facsimile to (212) 225-3999

Dennis G. Buchert
Chairman of the Board
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Re: Doral Financial Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2007
File No. 001-31579

Dear Mr. Buchert:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise the proxy statement to clarify that it is in preliminary form.

Shareholder Letter

2.   Please revise to clarify the dilutive impact of the transaction on current shareholders. Do the same on page 5 under the subtitle "Purpose and Effects of the Issuance."

3.   Please revise to state that a majority vote is required to approve the proposed transaction.

Summary of the Issuance
Governance Following the Issuance, page 7

4.   In light of the statement that you expect the majority of the board to resign as of the Issuance, please clarify why an election of directors is being held at the shareholder meeting.

Conditions to Closing, page 8

5.   Please revise this section to clarify or otherwise disclose clearly in plain English the contingencies on which this transaction depends. Please use active language: "Holdings must…", for example, rather than, "With respect to Holdings, there not being any action…."

6.   Please reorder the bullets in rough order of importance or significance. It would appear, for example, that the need for the company to obtain an additional $215 million, currently listed as the third bullet from last, is much more significant than many of the earlier bullet points.

No Solicitation of Alternative Transaction, page 9
Termination of Stock Purchase Agreement, page 10
Consequences of Termination of Stock Purchase Agreement, page 11

7.   Please revise these sections to shorten them and to eliminate the legalistic language to the extent possible.

Settlement of Securities Class Action and Shareholder Derivative Litigation, page 13

8.   Please move this discussion to a more prominent place in the Summary.

Governance Following the Issuance

9.   We note the statement that the five members designated by the investors in Parent GP will "also" serve on the board. Does this mean that they will be in addition to the 11 members of the board? If so, why do you repeatedly state that there will be 11 board members? Please revise to clarify here and elsewhere as necessary.

Certain Relationships and Related Transactions, page 81

10.   For each loan in which a related person (as defined in Instruction 1(a) to Item 404(a) of Regulation S-K) had a direct or indirect material interest, please include the disclosures required by Item 404(a)(5). We note that you do not, and, it appears, cannot make the representations set forth in Instruction 4.c.iii to Item 404 (a).

Compensation Discussion and Analysis, page 84

11.   Please explain more specifically how the various elements of your compensation are structured so as to reflect the performance of the individual executive. To what extent will increases in salary, bonuses, etc., require an increase in the employee's production level? In other words, what is the degree of difficulty involved in reaching a higher benchmark and obtaining a corresponding increase in compensation? See Item 402(b)(2)(vi) and (vii).

12.   Please revise to clarify the procedures to be followed in effecting increases in compensation. In particular, are there different procedures for setting Mr. Wakeman's compensation as opposed to that of the other named executives?

13.   To the extent that Mr. Wakeman's ongoing compensation will continue to be notably greater than those of the other executives, please revise to address the difference. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please also refer to Item 402(b)(2)(vii).

Annex C

14.   We note in the penultimate paragraph of the Rothschild opinion the statement that the opinion is provided "solely" for the benefit of the board. Please obtain a revised opinion which eliminates the implication that shareholders may not rely on the opinion.

Preliminary Proxy Card

15.   Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Victor Lewkow, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006